Exhibit (a)(1)(G)
FORM OF CONFIRMATION LETTER TO ELIGIBLE OPTIONHOLDERS PARTICIPATING IN THE
OPTION EXCHANGE PROGRAM

Date:
To:
From:	Endwave Corporation
Re:	Confirmation of Acceptance of Election Form
Thank you for your submission of the Election Form. We confirm with this letter that we have accepted your Election Form and have cancelled your eligible option grants that you tendered for exchange. Subject to your continued service to Endwave on the grant date and the other terms and conditions of the exchange offer, you now have the right to receive new option grants entitling you to purchase a number of shares of our common stock as listed below at an exercise price of $          per share:

Grant Date	Grant Type	Number of Shares Underlying New Option Grant
NSO
NSO
NSO
Shortly, we will be sending you stock option agreements for your new option grants. In the meanwhile, if you have any questions, please send us an email at theresa.medina@endwave.com.